ELEVATION ETF TRUST
1290 Broadway, Suite 1100
Denver, Colorado 80203

March 29, 2016

VIA EDGAR

Mr. Jeffrey A. Foor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549-8626

RE:	Elevation ETF Trust (the “Registrant”)
File Nos. 333-208878, 811-23125

Dear Mr. Foor,

This letter responds to the comment you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on March 29, 2016 on Pre-Effective Amendment Nos. 1 and 2 to the Registrant’s registration statement on Form N-1A and its initial series, the Summit Water ETF (the “Summit Fund”) and the Dhandho Junoon ETF (the “Dhandho Fund” and together with the Summit Fund, each a “Fund” and together the “Funds”), which filed on March 28, 2016.

Concurrent with this letter, the Registrant is filing Pre-Effective Amendment No. 3 to its registration statement, which includes changes made in response to the Staff’s comment. Set forth below is the Staff’s comment, accompanied by the Registrant’s response. Capitalized terms not otherwise defined herein shall have the meanings given to them in the registration statement.

Principal Investment Strategies

1.	Comment: With respect to the Summit Water ETF, the Staff is concerned that the Fund’s name and investments are not consistent with Section 35(d) and Rule 35d-1 thereunder given the relatively low water-related revenue criterion imposed on issuers included in the Fund and the Underlying Index. The Staff, therefore, suggests that the Registrant consider limiting its investments for purposes of the 80% investment policy adopted pursuant to Rule 35d-1 to securities of issuers that derive either 50% of their revenues or 50% of their profits from water related business or making other comparable changes to ensure that the Fund meets the requirements of Rule 35d-1.

Response: The Registrant has revised the name of the Fund and the Index Provider has revised the Underlying Index’s water-related business revenue criterion in an effort to address the Staff’s concern. Specifically, the Registrant has changed the name of the Fund to “Summit Water Infrastructure Multifactor ETF” to more accurately describe the business focus of the issuers in which the Fund intends to invest. In addition, the Index Provider has revised the Underlying Index’s index methodology to provide that the Index Universe will consist of stocks that primarily derive their revenue from water-related business activities, as that term is described in the Fund’s Prospectus, and provide the greatest potential in terms of yield and risk/return. The Registrant has revised the Fund’s Principal Investment Strategies discussion to reflect these changes.

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The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or further comments, please contact me at 720.917.0992.

Very truly yours,

/s/Andrea E. Kuchli

cc:	Laura E. Flores, Esq.
 Morgan, Lewis & Bockius LLP